
March 20, 2013

Via E-mail
Noah Gottdiener
Chief Executive Officer
Duff & Phelps Corporation
55 East 52 St., 31st Floor
New York, NY 10055

   Re: Duff & Phelps Corporation
     Preliminary Proxy Statement on Schedule 14A
     Filed February 6, 2013
     File No. 001-33693

Dear Mr. Gottdiener:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Michael Seaman for

       Suzanne Hayes
       Assistant Director